UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         | |  Rule 13d-1(b)

         | |  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                         SCHEDULE 13G/A (AMENDMENT NO.3)
                             CUSIP NO. 67018T-10-5

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                             Blake M. Roney

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                          (a)[ ]
                                                                          (b)[ ]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                             Blake M. Roney         :  United States of America

                       5   SOLE VOTING POWER
 NUMBER OF                   Blake M. Roney          10,079,214 **SEE ITEM 4
  SHARES
BENEFICIALLY           6   SHARED VOTING POWER
 OWNED BY                    Blake M. Roney         11,126,769 **SEE ITEM 4
   EACH
 REPORTING             7   SOLE DISPOSITIVE POWER
PERSON WITH:                 Blake M. Roney         10,079,214 **SEE ITEM 4

                       8   SHARED DISPOSITIVE POWER
                             Blake M. Roney         11,126,769 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             Blake M. Roney         21,205,983 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             Blake M. Roney         44.0%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                             Blake M. Roney           IN


                               Page 2 of 8 Pages

                          SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Nancy L. Roney

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
                             Nancy L. Roney         :  United States of America

                       5   SOLE VOTING POWER
 NUMBER OF                   Nancy L. Roney         :  9,903,049 **SEE ITEM 4
   SHARES
BENEFICIALLY           6   SHARED VOTING POWER
  OWNED BY                   Nancy L. Roney         : 1,223,720 **SEE ITEM 4
    EACH
 REPORTING             7   SOLE DISPOSITIVE POWER
PERSON WITH:                 Nancy L. Roney         :  9,903,049 **SEE ITEM 4

                       8   SHARED DISPOSITIVE POWER
                             Nancy L. Roney         : 1,223,720 **SEE ITEM 4

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Nancy L. Roney         : 11,126,769 **SEE ITEM 4

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)
                                                                            [  ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Nancy L. Roney         : 27.5%

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Nancy L. Roney         :  IN

                                Page 3 of 8 Pages

                          SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

Item 1

      (a) Name of Issuer

           The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

      (b) Address of Issuer's Principal Executive Offices

           The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2

      (a) Name of Person Filing

          This report is being filed by Blake M. Roney and Nancy L. Roney, husband and wife (referred to individually by name and referred to collectively as the "Reporting Persons").

      (b) Address of Principal Business Office or, if none,  Residence

           The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601. (c) Citizenship The Reporting Persons are both citizens of the United States of America. (d) Title of Class of Securities This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"). (e) CUSIP Number The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

          Blake M. Roney:

       (a) Blake M. Roney beneficially owns or may be deemed to beneficially own 21,205,983 shares of Class A Common Stock as follows: 4,969,606 shares of Class A Common Stock, and 16,236,377 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Blake
           M. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 21,205,983 shares of Common Stock referenced above: 2,301,514 shares of Class A Common Stock and 7,601,535 shares of Class B Common Stock held by his wife, Nancy L. Roney; 366,577 shares of Class A Common Stock and 750,000 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; 107,143 shares of Class B Common Stock held indirectly as a co-trustee for The Blake M. and Nancy L. Roney Foundation; 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class B Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

       (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Blake M. Roney would


                                Page 4 of 8 Pages

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                             CUSIP NO. 67018T-10-5

           beneficially own or may be deemed to beneficially own 21,205,983 shares of Class A Common Stock which would constitute 44.0% of the number of shares of then outstanding Class A Common Stock.

           Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 21,205,983 shares of Class A Common Stock which would constitute 4.9% of the aggregate voting power of the Issuer.

           Assuming no conversion of the outstanding 16,236,377 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 4,969,606 shares of Class A Common Stock and 16,236,377 shares of Class B Common Stock which would constitute 28.9% of the aggregate voting power of the Issuer and 24.5% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

       (c) (i) Assuming conversion of all outstanding 7,777,699 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to vote or direct the vote, Blake M. Roney would have sole power to vote or direct the vote of 10,079,214 shares of Class A Common Stock as follows: 9,903,050 shares of Class A Common Stock held directly; 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

           (ii) Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to vote or direct the vote, Blake M. Roney would have shared power to vote or direct the vote of 11,126,769 shares of Class A Common Stock as follows: 9,903,049 shares of Class A Common Stock held directly by his wife, Nancy L. Roney; 1,116,577 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; and 107,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

           (iii) Assuming conversion of all outstanding 7,777,699 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to dispose or direct the disposition, Blake M. Roney would have sole power to dispose or direct the disposition of 10,079,214 shares of Class A Common Stock as follows: 9,903,050 shares of Class A Common Stock held directly; 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 88,082 shares of Class A Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

           (iv) Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to dispose or direct the disposition, Blake M. Roney would have shared power to dispose or direct the disposition of
           11,126,769 shares of Class A Common Stock as follows: 9,903,049 shares of Class A Common Stock held directly by his wife, Nancy L. Roney; 1,116,577 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; and 107,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

                                Page 5 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

Nancy L. Roney:

       (a) Nancy L. Roney beneficially owns or may be deemed to beneficially own 11,126,769 shares of Class A Common Stock as follows: 2,668,091 shares of Class A Common Stock and 8,458,678 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Nancy
           L. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 11,126,769 shares of Common Stock referenced above: 366,577 shares of Class A Common Stock and 750,000 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; and 107,143 shares of Class B Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

       (b) Each share of Class B Common Stock is  convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 11,126,769 shares of Class A Common Stock which would constitute 27.5% of the number of shares of then outstanding Class A Common Stock.

           Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 11,126,769 shares of Class A Common Stock which would constitute 2.2% of the aggregate voting power of the Issuer.

           Assuming no conversion of the outstanding 8,458,678 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 2,668,091 shares of Class A Common Stock and 8,458,678 shares of Class B Common Stock which would constitute 15.1% of the aggregate voting power of the Issuer and 12.8% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

       (c) (i) Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to vote or direct the vote, Nancy L. Roney would have sole power to vote or direct the vote of 9,903,049 shares of Class A Common Stock held directly.

           (ii) Assuming conversion of all outstanding 857,143 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to vote or direct the vote, Nancy L. Roney would have shared power to vote or direct the vote of 1,223,720 shares of Class A Common Stock as follows: 1,116,577 shares of Class A Common Stock as a co-trustee of The One Foundation; and 107,143 shares of Class A Common Stock as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

           (iii) Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to dispose or direct the disposition, Nancy L. Roney would have sole power to dispose or direct the disposition of 9,903,049 shares of Class A Common Stock held directly.

                                Page 6 of 8 Pages

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                             CUSIP NO. 67018T-10-5


           (iv) Assuming conversion of all outstanding 857,143 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to dispose or direct the disposition, Nancy L. Roney would have shared power to dispose or direct the disposition of 1,223,720 shares of Class A Common Stock as follows: 1,116,577 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation; and 107,143 shares of Class A Common Stock held indirectly as a co-trustee of The Blake M. and Nancy L. Roney Foundation.

Item 5.   Ownership of Five Percent or Less of a Class
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
          Not applicable.

Item 8.   Identification and classification of Members of the Group
          Not  applicable.

Item 9.   Notice of Dissolution of Group
          Not applicable.

Item 10.  Certification
          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.


                               Page 7 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 3)
                             CUSIP NO. 67018T-10-5

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Blake M. Roney
                                             By: Blake M. Roney
                                             Dated: February 10, 2000


                                             /s/ Nancy L. Roney
                                             By: Nancy L. Roney
                                             Dated: February 10, 2000




                               Page 8 of 8 Pages